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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                               SCHEDULE 14D-9
                               (Rule 14d-101)


                   Solicitation/Recommendation Statement
                       Under Section 14(d)(4) of the
                      Securities Exchange Act of 1934

                             (Amendment No. 1)

                             UNILAB CORPORATION
                         (Name of Subject Company)


                             UNILAB CORPORATION
                    (Name of Person(s) Filing Statement)


                  Common Stock, Par Value $0.01 Per Share
                       (Title of Class of Securities)


                                 904763208
                   (CUSIP Number of Class of Securities)



                             David W. Gee, Esq.
          Executive Vice President, Secretary and General Counsel
                             Unilab Corporation
                        704-228th Avenue N.E., #362
                        Sammamish, Washington 98074
                               (425) 898-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
        Communications on Behalf of the Person(s) Filing Statement)


                              With a Copy to:

                             Lou R. Kling, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This Statement amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 of Unilab Corporation, a Delaware corporation, filed with the Securities and Exchange Commission on May 15, 2002 (the "Schedule 14D-9"), with respect to the offer made by Quest Diagnostics Incorporated, a Delaware corporation, through its wholly-owned subsidiary, Quest Diagnostics Newco Incorporated, a Delaware corporation, to exchange each issued and outstanding share of Unilab common stock for, at the election of the holder thereof, (i) $26.50 in cash, subject to the limitation described below or (ii) 0.3256 of a share of Quest Diagnostics common stock, upon the terms and subject to the conditions set forth in the prospectus relating to the exchange offer, dated May 15, 2002, and the related letter of election and transmittal. The total amount of cash payable in the offer will be subject to proration in the event that holders of more than 30% of the shares of Unilab common stock outstanding immediately prior to the consummation of the offer elect to receive cash in exchange for their Unilab shares in the offer.

Item 8.  Additional Information.

         The second paragraph under the heading "United States Antitrust Compliance" on page 24 of the Schedule 14D-9 is amended to read as follows:

         "Quest Diagnostics has advised Unilab that it filed a Notification and Report Form with respect to the offer and merger with the Antitrust Division and the FTC on April 24, 2002; Unilab made its required filing on April 22, 2002. As a result, the waiting period applicable to the purchase of Unilab shares pursuant to the offer was scheduled to expire at 11:59 p.m., New York City time, on May 24, 2002, however, on such date, the FTC extended the waiting period by requesting additional information and documentary material relevant to the offer from Quest Diagnostics and Unilab (commonly referred to as a "second request"). As a result of such second request, the waiting period has been extended until 11:59 p.m., New York City time, on the thirtieth calendar day (or the first business day thereafter) after substantial compliance by Quest Diagnostics with such request, unless terminated earlier by the FTC. On May 24, 2002, Quest Diagnostics and Unilab issued a joint press release announcing the receipt of the SEC's second request. A copy of the press release is filed as Exhibit (a)(7) hereto and incorporated herein by reference."

Item 9.  Exhibits.

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

     "(a)(7) Joint Press Release issued by Quest Diagnostics and Unilab on May 24, 2002 (incorporated by reference to Unilab Corporation's Form 425 filed May 28, 2002)."

                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             UNILAB CORPORATION


                                             By: /s/ David W. Gee
                                                 ------------------------------
                                             Name:  David W. Gee
                                             Title: Executive Vice President,
                                                    Secretary & General Counsel




Dated: June 7, 2002



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Exhibit No.                             Description
-----------                             -----------

  (a)(1) Prospectus, dated May 15, 2002 (incorporated herein by reference to the prospectus included in the Registration Statement on Form S-4 of Quest Diagnostics dated May 15, 2002).

  (a)(2) Letter of Election and Transmittal (incorporated by reference to Exhibit 99.4 of the Registration Statement on Form S-4 of Quest Diagnostics dated May 15, 2002).

  (a)(3) Chairman's letter to shareholders of Unilab, dated May 15, 2002.

  (a)(4) Joint Press Release issued by Quest Diagnostics and Unilab on April 2, 2002 (incorporated by reference to Unilab Corporation's Form 425 filed April 2, 2002).

  (a)(5) Opinion of Credit Suisse First Boston Corporation, dated April 2, 2002 (included as Annex B hereto).

  (a)(6) Opinion of Salomon Smith Barney Inc., dated April 2, 2002 (included as Annex C hereto).

  (a)(7) Joint Press Release issued by Quest Diagnostics and Unilab on May 24, 2002 (incorporated by reference to Unilab Corporation's Form 425 filed May 28, 2002).

  (e)(1) Agreement and Plan of Merger, dated April 2, 2002, by and among Quest Diagnostics Incorporated, Quest Diagnostics Newco Incorporated and Unilab Corporation (incorporated by reference to Exhibit 2.1 of Unilab Corporation's Current Report on Form 8-K, dated April 2, 2002).

  (e)(2) Amendment, dated as of May 13, 2002, to the Agreement and Plan of Merger by and among Quest Diagnostics Incorporated, Quest Diagnostics Newco Incorporated and Unilab Corporation (incorporated herein by reference to Annex A of the prospectus in the Registration Statement on Form S-4 of Quest Diagnostics dated May 15, 2002).

  (e)(3) Stockholders Agreement, dated as of April 2, 2002, by and among Quest Diagnostics Incorporated, Quest Diagnostics Newco Incorporated, Kelso Investment Associates VI, L.P. and KEP VI, LLC (incorporated by reference to Exhibit 99.2 of Unilab's Current Report on Form 8-K, dated April 2, 2002).

  (e)(4)         Employment Agreement for Robert E. Whalen, dated as of
                 April 2, 2002.

  (e)(5)         Employment Agreement for Emmett C. Kane, dated as of April
                 2, 2002.

  (e)(6)         Employment Agreement for David W. Gee, dated as of April 2,
                 2002.

  (e)(7)         Employment Agreement for Brian D. Urban, dated as of April
                 2, 2002.

  (e)(8) Information Statement of Unilab Corporation, dated May 15, 2002 (included as Annex A hereto).